BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

December 10, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo and Mitchell Austin

Re: BTCS Inc.

Registration Statement on Form S-1

File No. 333-233638

Mr. Austin:

As requested on your phone call with legal counsel for BTCS Inc. (“BTCS”), BTCS is providing you with the following information:

●	The Registration Statement on Form S-1 (File No. 333-231586) (the “Prior S-1) went effective May 28, 2019; and

●	The Company sold all the shares to the Selling Shareholder on or prior to August 18, 2019 and the Selling Shareholder indicated to the Company that they had sold substantially all of the shares under the Prior S-1 on or prior to September 18, 2019.

Consequently, the Company waited to file a new registration statement on a date that is later than: (i) six months from the effective date and (ii) 60 days after substantially all of the shares were sold.

If you have any questions, please do not hesitate to contact me at (917) 359-4714.

Sincerely,

/s/ Charles Allen
Charles Allen, CEO of BTCS, Inc.